82-34646

SHEARMAN & STERLING LLP

FAX: 212-848-7179
TELEX: 667290 WUI
www.shearman.com

599 LEXINGTON AVENUE
NEW YORK, N.Y. 10022-6069
212 848-4000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
(212) 848-4596

WRITER'S EMAIL ADDRESS:
karcher@shearman.com

August 31, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Telefónica Empresas Perú S.A.A. File No. ~~82-5133~~
Information required pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Telefónica Empresas Perú S.A.A. (formerly, known as Telefónica Data Perú S.A.A.) (the "**Company**"), we are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

On October 28, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV (*Comisión Nacional Supervisora de Valores)* a letter regarding a Board of Director's meeting during which the Board approved the Company's 3Q03 financial results.

On November 11, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter regarding the approval by the Board of Directors of the Shareholders' Meeting

On December 9, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter regarding the Shareholders'

dlw 9/2

meeting held on December 9, 2003 which approved the payment of dividends against retained earnings.

On December 10, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter regarding the dividend distribution against net profits for the fiscal year 2003.

On February 26, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter regarding the announcement of the Annual Shareholders' Meeting and the audited financial statements and Annual Report for the year ended December 31, 2003 of the Company and the audited financial statements and the Annual Report for the year ended December 31, 2003 of Telefonica Servicios Financieros S.A.C, which was merged into the Company.

On March 26, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter regarding the results of the Annual Shareholders' Meeting, which approved the consolidated and unconsolidated financial results of the company.

On July 27, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter regarding the approval of the Board of Directors of the financial results for 1Q04 of the Company and the designation of the auditors for fiscal year 2004.

The information contained in or accompanying this letter is being furnished pursuant to paragraph (b)(1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information will constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or require any further information, please do not hesitate to call Antonia E. Stolper at (212) 848-5009 or myself at (212) 848-4596. Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Kendra L Archer

Kendra L. Archer

GGR-135-A- -2003
Lima, 28 de octubre de 2003

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que en la fecha el Directorio de Telefónica Empresas Perú S.A.A. aprobó los estados financieros individuales y consolidados de la Sociedad correspondientes al tercer trimestre del 2003 –que se registrarán en documento independiente a través del Sistema MVNet-, así como dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan. Cabe señalar que se adjunta a la presente, el Informe de Discusión y Análisis de los resultados consolidados de la Sociedad correspondientes a dicho trimestre.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

Resultados Trimestrales
Telefónica Empresas Perú S.A.A. y Subsidiaria
(antes Telefónica Data Perú S.A.A. y Subsidiarias)

Julio – Setiembre 2003

Hechos de Importancia

Temas Societarios

El 22 de julio de 2003, el Directorio de Telefónica Empresas Perú S.A.A. aprobó los estados financieros individuales y consolidados correspondientes al segundo trimestre del 2003.

Con fecha 20 de agosto de 2003, el Directorio de Telefónica Empresas Perú S.A.A. designó a la empresa Deloitte & Touche S.R.L. como auditor externo para el ejercicio económico 2003.

TELEFÓNICA EMPRESAS PERÚ S.A.A. Y SUBSIDIARIAS

(antes Telefónica Data Perú S.A.A. y Subsidiarias)

Discusión y análisis de los resultados del tercer trimestre del 2003 y nueve meses finalizados el 30 de setiembre

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

El Producto Bruto Interno en el 3T03 crecería alrededor de 3,1%, la menor tasa desde el 2T02, lo que evidencia una desaceleración de la actividad económica. Esta desaceleración estuvo compensada por las mayores exportaciones de bienes y servicios, las cuales crecerían 7,6% en el 3T03, una tasa aún mayor a la lograda durante el mismo periodo del año pasado (6,3%).

Variaciones % interanuales



7,5
6,0
4,5
3,0
1,5
0,0
-1,5
-3,0
16
14
12
10
8
6
4
2
0
-2
PBI
Demanda Interna
Exportaciones (Eje derecho)
1T01 2T01 3T01 4T01 1T02 2T02 3T02 4T02 1T03 2T03 3T03 (p)

La desaceleración está explicada principalmente por el comportamiento de los distintos componentes de la demanda interna. En efecto, la inversión privada crecería moderadamente en el 3T03, debido a que las obras relacionadas al proyecto Camisea, las inversiones en el sector manufacturero textil y la construcción de viviendas, no han repercutido sobre otros sectores de la economía. Por su lado, el consumo privado también crecería en el trimestre a una tasa moderada (2,5%), aunque a diferencia de lo esperado en la inversión, recuperaría dinamismo en los próximos trimestres como consecuencia del sesgo expansivo de la política fiscal.

El Índice de Precios al Consumidor (IPC) registró un incremento de 0,42% en el 3T03 y de 2,17% en los últimos 12 meses, mientras que la inflación subyacente (que excluye los componentes volátiles del IPC) registró una variación de 0,08% en el mismo periodo y de 0,68% en los últimos 12 meses. Destaca el hecho que el incremento del Impuesto General a las Ventas (IGV) no haya tenido un impacto significativo sobre los precios debido a que la mayoría de productores han absorbido el mayor impuesto. Estos niveles mantienen la perspectiva del Banco Central de Reserva del Perú (BCRP) de alcanzar su meta inflacionaria para este año (1,5% - 3,5%).

El Congreso otorgó facultades al Ejecutivo para legislar en materia tributaria por un periodo de 90 días. Esta reforma tiene como pilares el establecimiento del impuesto a las transacciones bancarias (ITB), que se mantendrá por un lapso de tres años, y la obligatoriedad de realizar transacciones a través del sistema financiero a partir de un monto aún no definido. A partir de enero del 2004, el IGV volvería a su nivel de 18% y se eliminaría completamente el Impuesto Extraordinario de Solidaridad (IES). Estas medidas reducirían la recaudación en S/.780 millones anuales, en el primer caso, y en S/.460 millones, en el segundo. Sin embargo, cifras oficiales estiman que el ITB

compensará la pérdida de impuestos para el Tesoro y cubrirá parte de los nuevos requerimientos asumidos por el Estado.

El tipo de cambio bancario (venta) registró una depreciación de 0,32% en el 3T03 y una apreciación de 0,91% en los últimos 12 meses, en línea con los favorables fundamentos macroeconómicos locales y la menor incertidumbre regional. Cabe resaltar que las presiones regionales por mayores recursos y las expectativas respecto al otorgamiento de facultades para las medidas tributarias inyectaron cierta volatilidad al tipo de cambio. Sin embargo, en la medida en que las mejoras en la balanza comercial se van cristalizando y en función a las constantes intervenciones del BCRP en el mercado cambiario, el tipo de cambio recuperó estabilidad hacia el cierre del trimestre.

Resultados del Ejercicio

En el 3T03 los ingresos operativos consolidados alcanzaron S/. 63 millones, un aumento de 7,6% respecto al 3T02, que se explica, principalmente, por los mayores ingresos de Telefónica Empresas en S/.5 millones. Este incremento se observó en los ingresos de los servicios de Internet@s -servicio de venta al por mayor de enlace a internet para Telefónica Multimedia y Telefónica del Perú- en S/.5 millones, de IP VPN en S/. 5 millones -producto de altas nuevas así como la migración de clientes que antiguamente tenían los servicios de Unired e Interlan-, de Frame Relay con la red corporativa y el proyecto ATIS en S/. 1 millón, y finalmente por CPI Virtual e Infointernet -servicios de gestión de correo y acceso a internet a grandes clientes- en S/. 2 millones.

Los incrementos antes mencionados se vieron compensados por la contracción de los ingresos por Unired e Interlan debido a la migración hacia el servicio de IP – VPN, así como por la caída en los ingresos de Proyectos Integrales y Cabinet y Cabinet Plus en S/. 8 millones. Por su parte, Telefónica Servicios Financieros (TSF) mostró una disminución en sus ingresos de 11,1 % respecto al 3T02, originada por una reducción en las tarifas que aplican según contrato.

Los ingresos acumulados de los 9M03 (S/. 176 millones) presentan una ligera variación positiva de 0,8 % con respecto a los 9M02, basada principalmente en el aumento de los servicios IP-VPN por S/. 18 millones, Internet@s por S/. 13 millones y Frame Relay S/. 3 millones, los que fueron parcialmente compensados por la contracción de los ingresos por servicios de conectividad nacional e internacional por S/. 20 millones, de los ingresos por Proyectos Integrales en S/. 13 millones y de los ingresos de TSF por S/. 1 millón.

Los gastos operativos consolidados del tercer trimestre ascienden a S/. 56 millones, lo que implica un aumento de 2,1% respecto a los del 3T02. El incremento es explicado por el aumento en servicios prestados por terceros en S/. 5 millones, debido a la mayor utilización de servicios de enlaces de internet, y en gastos de personal, por S/. 3 millones, explicado por el trasvase de personal de Telefónica del Perú desde mayo del 2003. Este incremento se vio parcialmente compensado por la disminución en S/. 2 millones en el rubro de materiales y suministros y de S/. 4 millones en el rubro de provisión por cobranza dudosa.

Por su parte, los gastos operativos de los 9M03 alcanzaron S/. 158 millones, una caída de S/. 6 millones respecto a los 9M02, por la disminución del costo de venta de equipos de proyectos reflejado en el rubro materiales y suministros dentro de los gastos de gestión, rubro que disminuyó en S/. 10 millones, así como la disminución en S/. 5 millones de la provisión de cobranza dudosa, como producto de la mejora en la gestión de recuperos de cuentas incobrables. La provisión por cobranza dudosa representó 1,5% de los ingresos, una mejora respecto a los 4,4% de los 9M02. Las disminuciones antes mencionadas fueron compensadas con un incremento en servicios prestados por terceros dentro de los gastos de gestión por S/. 7 millones, así como de gastos de personal de S/. 3 millones.

En el 3T03 se registró una utilidad operativa de S/. 7 millones, que representa un incremento de S/. 3 millones respecto a la obtenida en el 3T02, en función al aumento de los ingresos operativos.

En términos acumulados, el resultado operativo de los 9M03 totalizó S/. 18 millones incrementándose en un 65,6% frente a los S/. 11 millones registrados en los 9M02, lo que se explica por la disminución de los gastos de gestión.

Como consecuencia de la mejora en los ingresos y del mayor control de gastos, el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) totalizó S/. 12 millones en el 3T03, mayor en 35,5 % al registrado en el 3T02. Con ello, el margen EBITDA fue de 19,0 %, superior al 15,1 % del 3T02. A nivel acumulado, el EBITDA de los 9M03 alcanzó S/. 33 millones, un incremento de 22,9 % respecto al obtenido en los 9M02. El margen EBITDA fue 18,7 % superior al 15,3% de los 9M02.

En el resultado no operativo del 3T03 se aprecia en una pérdida de S/. 0,7 millones, en comparación con la utilidad de S/. 1 millón registrada en el 3T02. En términos acumulados se muestra también una contracción, ya que el resultado no operativo de los 9M03 alcanzó S/. 0,3 millones, debajo del S/. 1 millón de los 9M02. Ambas reducciones se explican principalmente por una regularización de gastos correspondientes al 2002, a la disminución en los resultados de TSF con respecto al 3T02, y la pérdida por exposición a la inflación (REI), originado por la composición de partidas monetarias en dólares de T-Empresas frente a un resultado positivo del 2002.

Finalmente, el resultado neto consolidado fue de S/. 5 millones en el 3T03, mayor a la utilidad de S/. 3 millones del 3T02, producto de mayores ingresos operativos. El resultado neto de los 9M03 alcanzó S/. 13 millones, un incremento de 73,2% respecto a los S/. 8 millones registrados durante los 9M02, que se explica fundamentalmente por el mejor resultado operativo registrado en estos nueve meses.

Balance General Consolidado

Al cierre del 3T03, el activo corriente muestra un aumento de 21,6% respecto al trimestre anterior. De igual, forma el pasivo corriente al cierre del 3T03 registra un aumento del 20,5 % respecto al 2T03. En ambos casos los incrementos son originados por el aumento en las cuentas con empresas del Grupo Telefónica.

El ratio de liquidez (Activo Corriente / Pasivo Corriente) se mantiene igual al del trimestre anterior es decir en, 1.30. El ratio de endeudamiento patrimonial (Deuda / Deuda + Patrimonio) en el 3T03 alcanzó 0,1%, una reducción de 0,1% respecto al trimestre anterior. Finalmente, el patrimonio presenta un incremento en el 3T03 de 4,0% respecto al 2T03, alcanzando S/. 124 millones por la mejora en los resultados acumulados.

TABLA 1

TELEFONICA EMPRESAS PERU S.A.A.(ANTES TELEFONICA DATA PERU S.A.A.) Y SUBSIDIARIA

ESTADO DE RESULTADOS CONSOLIDADOS AJUSTADOS A SOLES (000) AL 30 DE SETIEMBRE DE 2003 [1] [2]

(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	3T02		3T03		Var. Abs. 3T03-3T02	Var. % 3T03-3T02	9M02		9M03		Var. Abs. 9M03-9M02	Var. % 9M03-9M02
		%		%		%		%		%		%
Ingresos Operativos	58 323	100,0	62 730	100,0	4 407	7,6	174 832	100,0	176 280	100,0	1 448	0,8
Telefónica Empresas Perú S.A.A.	53 717	92,1	58 634	93,5	4 917	9,2	160 709	91,9	163 273	92,6	2 564	1,6
Telefónica Servicios Financieros S.A.C.	4 606	7,9	4 096	6,5	(510)	(11,1)	14 123	8,1	13 007	7,4	(1 116)	(7,9)
Gastos Operativos	54 597	93,6	55 743	88,9	1 146	2,1	163 992	93,8	158 334	89,8	(5 658)	(3,5)
Gastos de Personal	10 595	18,2	13 180	21,0	2 585	24,4	32 949	18,8	36 329	20,6	3 380	10,3
Gastos de Gestión	34 215	58,7	36 631	58,4	2 416	7,1	108 675	62,2	105 540	59,9	(3 135)	(2,9)
Tributos	1 572	2,7	1 561	2,5	(11)	(0,7)	3 365	1,9	4 525	2,6	1 160	34,5
Provisiones	3 134	5,4	(709)	(1,1)	(3 843)	(122,6)	7 657	4,4	2 620	1,5	(5 037)	(65,8)
Depreciación y amortización	5 089	8,7	4 961	7,9	(128)	(2,5)	15 981	9,1	15 024	8,5	(957)	(6,0)
Otros (ingresos) y gastos operativos, neto	(8)	(0,0)	119	0,2	127	1 587,5	(4 635)	(2,7)	(5 704)	(3,2)	(1 069)	(23,1)
Resultado Operativo	3 726	6,4	6 987	11,1	3 261	87,5	10 840	6,2	17 946	10,2	7 106	65,6
EBITDA	8 815	15,1	11 948	19,0	3 133	35,5	26 821	15,3	32 970	18,7	6 149	22,9
Otros Ingresos (Gastos)												
Ingresos Financieros	81	0,1	432	0,7	351	433,3	212	0,1	1 329	0,8	1 117	526,9
Gastos Financieros	(168)	(0,3)	(6)	(0,0)	162	96,4	(558)	(0,3)	(20)	(0,0)	538	96,4
Otros Ingresos - Gastos Neto	(34)	(0,1)	(934)	(1,5)	(900)	(2 647,1)	117	0,1	(762)	(0,4)	(879)	(751,3)
Corrección Monetaria - REI	1 038	1,8	(176)	(0,3)	(1 214)	(117,0)	1 342	0,8	(226)	(0,1)	(1 568)	(116,8)
Resultado No Operativo	917	1,6	(684)	(1,1)	(1 601)	(174,6)	1 113	0,6	321	0,2	(792)	(71,2)
Resultado antes de Impuestos y Participac.	4 643	8,0	6 303	10,0	1 660	35,8	11 953	6,8	18 267	10,4	6 314	52,8
Participación de los Trabajadores	(294)	(0,5)	(346)	(0,6)	(52)	(17,7)	(824)	(0,5)	(1 086)	(0,6)	(262)	(31,8)
Impuestos	(1 281)	(2,2)	(1 144)	(1,8)	137	10,7	(3 385)	(1,9)	(3 771)	(2,1)	(386)	(11,4)
Resultado Neto	3 068	5,3	4 813	7,7	1 745	56,9	7 744	4,4	13 410	7,6	5 666	73,2

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI).

(2) Los Estados Financieros del 3T02 se muestran proforma con fines únicamente comparativos.

TABLA 2

TELEFONICA EMPRESAS PERU S.A.A. (antes TELEFONICA DATA PERU S.A.A.) Y SUBSIDIARIA

BALANCE GENERAL CONSOLIDADO AJUSTADO A SOLES (000) AL 30 DE SETIEMBRE DE 2003[1]

(Fin de Periodo)

ACTIVO

	3T03	2T03	1T03	4T02	3T02
ACTIVO CORRIENTE					
Caja y bancos	33	31	26	28	37
Cuentas por cobrar comerciales, netas	24 893	30 904	30 598	33 562	37 246
Otras cuentas por cobrar, netas	2 288	2 073	6 667	1 601	4 729
Cuentas por cobrar a empresas relacionadas	40 824	21 092	21 240	15 829	11 502
Existencias	4 118	4 638	5 037	5 282	4 733
Gastos pagados por anticipado	1 326	1 704	540	774	927
Total Activo Corriente	73 482	60 442	64 108	57 076	59 174
CUENTAS POR COBRAR A LARGO PLAZO	2 328	2 327	2 321	2 386	4 074
INVERSIONES PERMANENTES	2	2	2	2	2
INMUEBLES, PLANTA Y EQUIPO	151 442	146 354	144 677	140 986	141 480
Depreciación Acumulada	(51 262)	(47 185)	(43 087)	(38 962)	(35 668)
INMUEBLES, PLANTA Y EQUIPO, NETO	100 180	99 169	101 590	102 024	105 812
Intangibles,neto	8 542	9 416	10 302	11 267	12 271
TOTAL ACTIVOS	184 534	171 356	178 323	172 755	181 333

PASIVO Y PATRIMONIO

	3T03	2T03	1T03	4T02	3T02
PASIVO CORRIENTE					
Cuentas por pagar comerciales	16 370	15 532	21 141	25 419	20 065
Otras cuentas por pagar	15 891	13 111	11 618	18 281	15 982
Provisión para compensación por tiempo de servicio	115	176	276	256	119
Cuentas por pagar a empresas relacionadas	24 026	17 942	24 164	11 607	15 929
Parte Corriente de la Deuda a Largo Plazo	92	103	130	121	9 779
Total Pasivos Corrientes	56 494	46 864	57 329	55 684	61 874
DEUDA DE LARGO PLAZO	89	117	138	87	2 369
IMPUESTOS Y PARTICIPACIONES DIFERIDAS	2 496	3 177	4 022	4 913	6 175
INGRESOS DIFERIDOS	1 861	2 414	1 889	1 885	3 283
PATRIMONIO					
Capital social	25 608	25 608	25 608	25 608	25 608
Capital adicional	70 815	70 815	70 815	70 815	70 815
Reserva legal	1 376	1 376	1 376	1 376	347
Resultados acumulados	25 795	20 985	17 145	12 385	10 862
TOTAL PATRIMONIO	123 594	118 784	114 944	110 184	107 632
TOTAL PASIVOS Y PATRIMONIO	184 534	171 356	178 323	172 753	181 333

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI).

RECEIVED
2004 SEP -2 A 9:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GGR-135-A-   -2003
Lima, 11 de noviembre de 2003

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, Telefónica Empresas Perú S.A.A., en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 107-2002-EF/94.10, hace de su conocimiento que el Directorio de la Sociedad adoptó en la fecha los siguientes acuerdos que constituyen **Hechos de Importancia:**

- Aprobó convocar a la Junta General de Accionistas de la Sociedad para el día 9 de diciembre próximo, a las 9:00 horas, en primera citación. De no reunirse el quórum de ley, dicha Junta se realizará en segunda citación el 15 de diciembre de 2003, y en su defecto, en tercera, el 19 del mismo mes y año, a la hora señalada. Dicha Junta se realizará en Enrique Villar, cuadra 2 s/n, Santa Beatriz, Lima y tendrán derecho a asistir a la misma quienes figuren como accionistas de Telefónica Empresas Perú S.A.A. al 28 de noviembre de 2003.

Se ha previsto como agenda de la referida Junta los siguientes temas:

- Acordar la distribución de dividendos con cargo a las utilidades retenidas; así como el pago del dividendo provisional con cargo a las utilidades netas del ejercicio 2003.
- Modificar la política de aplicación de utilidades.

En cumplimiento del Reglamento de Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, se adjunta a la presente las mociones que se someterán a consideración de la Junta. Por último, hacemos de su conocimiento que conforme a ley, en los próximos días se procederá a la publicación de los avisos de convocatoria correspondientes.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

TELEFÓNICA EMPRESAS PERÚ S.A.A.
JUNTA GENERAL DE ACCIONISTAS

<u>MOCIÓN N° 1</u>

DISTRIBUCIÓN DE DIVIDENDOS CON CARGO A LAS UTILIDADES RETENIDAS Y PAGO DEL DIVIDENDO PROVISIONAL CON CARGO A LAS UTILIDADES NETAS DEL EJERCICIO 2003

"EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO:

Que de conformidad con lo dispuesto en la Ley General de Sociedades, compete a la Junta General de Accionistas resolver sobre la aplicación de las reservas de libre disposición, habiéndose cumplido con convocar a dicho órgano a tal efecto en la forma exigida por ley;

Que, en ejecución de los acuerdos adoptados por la Junta Obligatoria Anual de Accionistas en sus sesiones del 26 de marzo de 2002 y de 2003, el íntegro de las utilidades netas de los ejercicios 2001 y 2002, luego de detraída la participación de los trabajadores, la deducción de los impuestos de ley y la reserva legal, se destinó a la cuenta de Resultados Acumulados para su posterior aplicación por la Junta General de Accionistas.

Que, con la finalidad de retribuir adecuadamente a los accionistas, el Directorio ha propuesto la distribución de hasta el 50% de las utilidades netas obtenidas en cada uno de dichos ejercicios a valores del 30 de septiembre de 2003, así como el pago de un dividendo provisional con cargo a las utilidades netas del ejercicio 2003, de conformidad con lo establecido en el artículo 230 de la Ley General de Sociedades;

En virtud de lo expuesto, el Directorio propone a la Junta General de Accionistas la siguiente:

MOCIÓN:

La Junta General de Accionistas de Telefónica Empresas Perú S.A.A. acuerda:

1.- Aprobar el pago de dividendos por S/. 6,192,614, esto es, de S/.0.242666864244996 por acción, con cargo a las utilidades retenidas al 31 de diciembre de 2002 a valores del 30 de septiembre de 2003. Se deja constancia que dicho dividendo corresponde al 50% de las utilidades netas de los ejercicios 2001 y 2002, luego de deducida la reserva legal, a valores del 30 de septiembre de 2003.

2. Delegar facultades en el Directorio de la Sociedad para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, determine el destino que dará al saldo de las Utilidades Retenidas, pudiendo acordar el pago de dividendos con cargo al íntegro o parte de las mismas, en uno o más tramos, a cuyo efecto se le autoriza a señalar el monto, las fechas de registro y entrega respectivas, así como cualquier otro aspecto que se requiera para hacer efectivo tal beneficio.

3. Acordar el pago de un dividendo provisional de S/. 5,807,386, esto es, S/.0.227571126729021 por acción, con cargo a las utilidades netas del ejercicio 2003, monto que se descontará del dividendo final que declare la Junta Obligatoria Anual de Accionistas conforme a ley.

4. Establecer como fecha de registro y pago de los referidos beneficios, los días 26 y 31 de diciembre de 2003 Se autoriza a señores Javier Nadal Ariño, de nacionalidad española, identificado con carné de extranjería N° N-122870; Eduardo Airaldi Quiñones, identificado con DNI N° 08787744; y Julia María Morales Valentín, identificada con DNI N° 08768750, a efectos de que indistintamente cualquiera de ellos pueda modificar las fechas señaladas presentemente de ser ello necesario o conveniente para el interés social.

TELEFÓNICA EMPRESAS PERÚ S.A.A.
JUNTA GENERAL DE ACCIONISTAS

MOCIÓN N° 2

MODIFICACIÓN DE LA POLÍTICA DE APLICACIÓN DE UTILIDADES

"EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO:

Que de conformidad con lo establecido en la Ley General de Sociedades y el artículo 85 del Texto Unico Ordenado de la Ley del Mercado de Valores, compete a la Junta General de Accionistas resolver sobre la política de aplicación de

utilidades y su modificación, habiéndose cumplido con convocar a dicho órgano para tal efecto en la forma exigida por ley;

Que, la Junta General de Accionistas de Telefónica Empresas Perú S.A.A., en su sesión del 5 de noviembre de 2001, aprobó la política de pago de dividendos en virtud de la cual se puede destinar a dicho fin hasta el 50% de las utilidades netas de cada ejercicio y se pueden abonar los dividendos respectivos en calidad de provisionales o definitivos para cada ejercicio, conforme a un calendario determinado.

Que, con la finalidad de retribuir adecuadamente a los accionistas, el Directorio ha propuesto la modificación de la política de pago de dividendos vigente, de manera tal que permita la distribución del íntegro de las utilidades netas de cada ejercicio (hasta el 100%), luego de detraída la participación de los trabajadores, los impuestos de ley y la reserva legal que pudiera corresponder, debiendo en cada oportunidad la Junta determinar el porcentaje y monto que a tal fin se destinará, en función de los requerimientos de inversión y la situación financiera de la empresa;

En consecuencia, el Directorio propone a la Junta General de Accionistas la siguiente:

MOCIÓN:

La Junta General de Accionistas de Telefónica Empresas Perú S.A.A. acuerda:

1.- Modificar la política de pago de dividendos aprobada por la Junta General de Accionistas en su sesión del 5 de noviembre de 2001, en los siguientes términos:

Podrá destinarse al pago de dividendos el íntegro de las utilidades netas de cada ejercicio, luego de detraída la participación de los trabajadores, los impuestos de

ley y la reserva legal que pudiera corresponder, debiendo en cada oportunidad la Junta determinar el porcentaje y monto que a tal fin se destinará, en función de los requerimientos de inversión y la situación financiera de la empresa. Dichos dividendos podrán abonarse en calidad de provisionales o definitivos para cada ejercicio.

En su caso, el Directorio fijará el monto y oportunidades para la distribución de los dividendo provisionales, quedando autorizado a determinar las fechas de registro y entrega respectivas, dentro de los lineamientos aprobados por la Junta.

GGR-135-A- -2003
Lima, 9 de diciembre de 2003

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, Telefónica Empresas Perú S.A.A., en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 107-2002-EF/94.10, hace de su conocimiento que en la fecha, la Junta General de Accionistas de la Sociedad adoptó los siguientes acuerdos que constituyen **Hechos de Importancia:**

1.- Aprobó el pago de dividendos por S/. 6,192,614, esto es, de S/.0.242666864244996 por acción, con cargo a las utilidades retenidas al 31 de diciembre de 2002 a valores del 30 de septiembre de 2003. Se deja constancia que dicho dividendo corresponde al 50% de las utilidades netas de los ejercicios 2001 y 2002, luego de deducida la reserva legal, a valores del 30 de septiembre de 2003.

2. Delegó facultades en el Directorio de la Sociedad para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, determine el destino que dará al saldo de las Utilidades Retenidas, pudiendo acordar el pago de dividendos con cargo al íntegro o parte de las mismas, en uno o más tramos, a cuyo efecto se le autoriza a señalar el monto, las fechas de registro y entrega respectivas, así como cualquier otro aspecto que se requiera para hacer efectivo tal beneficio.

3. Acordó el pago de un dividendo provisional de S/. 5,807,386, esto es, S/.0.227571126729021 por acción, con cargo a las utilidades netas del ejercicio 2003,

monto que se descontará del dividendo final que declare la Junta Obligatoria Anual de Accionistas conforme a ley.

4. Estableció como fecha de registro y pago de los referidos beneficios, los días 26 y 31 de diciembre de 2003, respectivamente.

5. Aprobó la nueva política para el pago de dividendos de la Sociedad, en virtud de la cual se puede destinarse a tal fin el íntegro de las utilidades netas de cada ejercicio, luego de detraída la participación de los trabajadores, los impuestos de ley y la reserva legal que pudiera corresponder, debiendo en cada oportunidad la Junta determinar el porcentaje y monto que a tal fin se destinará, en función de los requerimientos de inversión y la situación financiera de la empresa. Dichos dividendos podrán abonarse en calidad de provisionales o definitivos para cada ejercicio.

En su caso, el Directorio fijará el monto y oportunidades para la distribución de los dividendo provisionales, quedando autorizado a determinar las fechas de registro y entrega respectivas, dentro de los lineamientos aprobados por la Junta.

Sin otro particular,

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

GGR-135-A-   -2003
Lima, 10 de diciembre de 2003

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En atención a la comunicación remitida en la fecha por la Bolsa de Valores de Lima, Telefónica Empresas Perú S.A.A. cumple con ampliar el hecho de importancia registrado el 9 de diciembre en relación con los acuerdos adoptados por su Junta General de Accionistas.

Al respecto, cumplimos con indicar que dado que la referida Junta aprobó el pago de S/. 6,192,614, (S/.0.242666864244996 por acción) por concepto de distribución del 50% de las utilidades netas de los ejercicios 2001 y 2002 y de S/. 5,807,386, (S/.0.227571126729021 por acción) como dividendo provisional con cargo a las utilidades netas del ejercicio 2003, el monto total que se distribuirá será de S/. 12 000 000,00, lo que, considerando el número de acciones en circulación equivale a S/. 0.470237990974017 por acción.

Sin otro particular,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

GGR-135-A- -2004
Lima, 26 de febrero de 2004

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, Telefónica Empresas Perú S.A.A., en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 107-2002-EF/94.10, hace de su conocimiento que en ejercicio de las facultades que le fueran delegadas, el Presidente del Directorio convocó a la Junta Obligatoria Anual de Accionistas de la Sociedad, la misma que en primera citación se realizará el día 26 de marzo del 2004, a las 10:15 horas, en Enrique Villar, cuadra 2 s/n, Santa Beatriz, Lima. De no reunirse el quórum de ley, dicha Junta se realizará en segunda citación el martes 30 de marzo, y en su defecto, en tercera, el lunes 5 de abril del 2004, a la hora y lugar señalados.

Se ha previsto como agenda de la referida Junta los siguientes temas:

- Aprobación de la gestión social y los resultados económicos del ejercicio 2003.
- Aplicación de utilidades.
- Recomposición del directorio y retribución anual de los directores.
- Delegación de facultades en el directorio para la designación de auditores externos del ejercicio 2004.
- Autorización para la emisión de obligaciones.
- Fusión simple por absorción de Telefónica Servicios Financieros S.A.C.

En cumplimiento del Reglamento de Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, se adjuntan a la presente, los archivos que

contienen la siguiente infomación, que se encuentra a disposición de los accionistas en la Secretaría del Directorio:

- Aviso de convocatoria que conforme a ley se publicará en los próximos días en "El Peruano" y otro diario de mayor circulación en Lima.
- Mociones, que incluye el Proyecto de fusión simple por absorción de Telefónica Servicios Financieros S.A.C.
- Memoria Anual de la Sociedad, con la declaración de responsabilidad debidamente suscrita. Dicha Memoria contiene los estados financieros auditados consolidados de la Sociedad al 31 de diciembre de 2003, así como el dictamen firmado por el socio responsable del auditor externo.
- Carta del Presidente del Directorio a los accionistas, debidamente firmada, la misma que forma parte de la Memoria Anual de la Sociedad.
- Dictamen a los estados financieros individuales, firmado por el socio responsable del auditor externo.
- Estados financieros auditados (individuales) de la Sociedad al 31 de diciembre de 2003.
- Memoria Anual de Telefónica Servicios Financieros S.A.C.
- Estados financieros auditados al 31 de diciembre de 2003 de Telefónica Servicios Financieros S.A.C.
- Dictamen a los estados financieros individuales de Telefónica Servicios Financieros S.A.C., debidamente firmado por el socio responsable del auditor externo.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

Resultados Trimestrales

Telefónica Empresas Perú S.A.A. y Subsidiaria

(antes Telefónica Data Perú S.A.A. y Subsidiaria)

Octubre – Diciembre 2003

Hechos de Importancia

Temas Societarios

El 28 de octubre, el Directorio aprobó los estados financieros individuales y consolidados de la Sociedad correspondientes al tercer trimestre del 2003 y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

En su sesión del 11 de noviembre, el Directorio aprobó convocar a la Junta General de Accionistas de la Sociedad para el 9 de diciembre de 2003.

En su sesión del 9 de diciembre, la Junta General de Accionistas de Telefónica Empresas S.A.A. adoptó los siguientes acuerdos:

1. Aprobó el pago de dividendos por S/.6,192,614, esto es, de S/.0.242666864244996 por acción, con cargo a las utilidades retenidas al 31 de diciembre de 2002 a valores del 30 de setiembre de 2003. Se deja constancia que dicho dividendo corresponde al 50% de las utilidades netas de los ejercicios 2001 y 2002, luego de deducida la reserva legal.

2. Delegó facultades en el Directorio de la Sociedad para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, determine el destino que dará al saldo de las Utilidades Retenidas, pudiendo acordar el pago de dividendos con cargo al íntegro o parte de las mismas, en uno o más tramos, a cuyo efecto se le autoriza a señalar el monto, las fechas de registro y entrega respectivas, así como cualquier otro aspecto que se requiera para hacer efectivo tal beneficio.

3. Acordó el pago de un dividendo provisional de S/.5,807,386, esto es, S/.0.227571126729021 por acción, con cargo a las utilidades netas del ejercicio 2003, monto que se descontará del dividendo final que declare la Junta Obligatoria Anual de Accionistas conforme a ley.

4. Estableció como fecha de registro y pago de los referidos beneficios, los días 26 y 31 de diciembre de 2003.

5. Aprobó la nueva política para el pago de dividendos de la Sociedad, en virtud de la cual se puede destinar a tal fin el íntegro de las utilidades netas de cada ejercicio, luego de detraída la participación de los trabajadores, los impuestos de ley y la reserva legal que pudiera corresponder, debiendo en cada oportunidad la Junta determinar el porcentaje y monto que a tal fin se destinará, en función de los requerimientos de inversión y la situación financiera de la empresa. Dichos dividendos podrán abonarse en calidad de provisionales o definitivos para cada ejercicio. En su caso, el Directorio fijará el monto y oportunidades para la distribución de los dividendos provisionales, quedando autorizado a determinar las fechas de registro y entrega respectivas, dentro de los lineamientos aprobados por la Junta.

TELEFÓNICA EMPRESAS PERÚ S.A.A. Y SUBSIDIARIA

(antes Telefónica Data Perú S.A.A. y Subsidiaria)

Discusión y análisis de los resultados del cuarto trimestre del 2003 y doce meses finalizados el 31 de diciembre

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

El Producto Bruto Interno (PBI) en el 4T03 habría crecido alrededor de 2,7%, la menor tasa desde el 3T01, cuando se expandió 1,7%, lo que podría evidenciar una desaceleración de la actividad económica o inclusive, para algunos analistas, el final del ciclo expansivo de la economía. Este crecimiento trimestral habría sido impulsado por la buena performance de las exportaciones, especialmente las mineras y textiles. En efecto, el alza de las cotizaciones de los principales commodities (oro, cobre y zinc) y la maduración de inversiones realizadas en el sector textil, habrían permitido un repunte en el crecimiento de las exportaciones, pudiendo alcanzar niveles de hasta 7%.


Variaciones % interanuales
7,5
6,0
4,5
3,0
1,5
0,0
-1,5
-3,0
-4,5
16
14
12
10
8
6
4
2
0
-2
PBI
Demanda Interna
Exportaciones (Eje derecho)
1T01 2T01 3T01 4T01 1T02 2T02 3T02 4T02 1T03 2T03 3T03 4T03 (p)

Esta desaceleración del crecimiento trimestral de la economía estaría asociada, por el lado de la oferta, a una menor dinámica del sector agropecuario (-1,0%). Asimismo, la tasa de crecimiento del sector Manufactura (1,1%), aunque sigue siendo positiva, viene retrocediendo desde los primeros trimestres del 2003. Mientras tanto, el sector Construcción se desenvuelve con una tasa creciente desde marzo del 2002, para luego reducirse y estabilizarse en torno a 3,5%. Estos dos últimos sectores estarían mostrando en el 4T03 una dinámica menor a la del promedio del año pasado. Por el lado de la demanda, el bajo crecimiento del PBI del 4T03 estaría explicado por (i) el moderado crecimiento de la inversión privada, proveniente de proyectos puntales como el de exportación de Camisea y de expansión del sector textil de exportación (ATPDEA) y (ii) la desaceleración de la inversión pública desde principios del 2003.

Los precios se mantuvieron relativamente estables en el 4T03, lo que permitió al Banco Central de Reserva (BCRP) desarrollar una política monetaria bastante laxa, necesaria asimismo para evitar una mayor apreciación del Nuevo Sol. En efecto, el Índice de Precios al Consumidor (IPC) registró un incremento de 0,82% en el 4T03, mientras que la inflación subyacente (que excluye los componentes volátiles del IPC) registró una variación de 0,54% en el mismo periodo. Con este resultado, la inflación anual permaneció dentro del rango objetivo del BCRP (2,48% siendo la meta de 2,5%). Cabe destacar, que la inflación subyacente se ha mantenido sostenidamente durante el año por debajo de la inflación observada, lo que estaría reflejando que parte significativa de la inflación respondió a variaciones en transportes y combustibles.

En cuanto al sector fiscal, los ingresos corrientes del Gobierno Central se habrían incrementado durante el 4T03 debido a dos factores: (i) la mayor eficiencia de la SUNAT y (ii) la elevación en las tasas de impuestos claves en la economía como el IGV y el ISC. En efecto, estos factores estuvieron presentes durante gran parte del año logrando que la presión tributaria alcanzara niveles de 13% del PBI (12,1% en el 2002). Gracias a ello, el gobierno alcanzaría su meta fiscal objetivo (déficit de 1,9% del PBI). Por su parte, los gastos del gobierno central continúan con su tendencia creciente, aunque atenuada por la caída de la inversión pública.

Resultados del Ejercicio

Durante el 4T03, los ingresos operativos consolidados alcanzaron S/.88 millones, un incremento del 25,6% respecto al 4T02. Este incremento se explica, principalmente por el crecimiento neto de los ingresos de Telefónica Empresas en S/.19 millones, sustentado en el aumento en los ingresos por S/.19 millones en comisiones –producto del incremento en las retribuciones pagadas por Telefónica del Perú S.A.A. por la comercialización de sus servicios a clientes de Telefónica Empresas-, por S/.6 millones en Internet@s -servicio de venta al por mayor de enlace a internet para Telefónica Multimedia S.A.C. y Telefónica del Perú S.A.A.-, por S/.5 millones en IP-VPN -producto de un crecimiento en la planta así como de la migración de clientes a servicios de mayor valor-, así como por S/.4 millones en Proyectos Evolutivos. Estos incrementos fueron parcialmente compensados por la disminución de S/.14 millones respecto del 4T02 en los ingresos de servicios diversos de Telefónica Empresas (Proyectos Integrales, Unired, Cabinet , Desarrollo Web e Infored) y de S/.1 millón en los ingresos de Telefónica Servicios Financieros S.A.C., producto de la reducción en las tarifas que maneja según contrato.

Los ingresos acumulados de los 12M03 presentan una variación positiva de 7,8% respecto a los 12M02, debido fundamentalmente al crecimiento de las comisiones por el traspaso de clientes de Telefónica del Perú a Telefónica Empresas en S/. 20 millones y a la comercialización del servicio Internet@s, durante todo el 2003, que incrementó los ingresos por dicho servicio en S/.12 millones debido a que su comercialización se inició en noviembre de 2002. Los ingresos antes mencionados fueron compensados con la caída de S/.10 millones en los ingresos por proyectos y de S/.2 millones en los ingresos de Telefónica Servicios Financieros S.A.C.

Los gastos operativos consolidados del 4T03 ascienden a S/.80 millones, que representa un aumento de 28,7% respecto al 4T02. Esta variación es explicada por el aumento de los servicios prestados por terceros en S/.12 millones, debido al incremento del alquiler de circuitos de acceso y enlaces, al incremento en los gastos de personal en S/.2 millones, debido al trasvase de personal de Telefónica del Perú S.A.A. desde mayo del 2003, y al incremento de las provisiones por el efecto de la venta de activos de propiedad de Telefónica Servicios Financieros S.A.C., así como por los menores recuperos durante este 4T03. Estos incrementos fueron parcialmente compensados por la disminución en S/.3 millones en el rubro de materiales y suministros, debido a la contracción en la venta de equipos.

Los gastos operativos acumulados de los 12M03 presentan un incremento de S/.12 millones con respecto a los 12M02, debido, principalmente, al aumento del gasto de servicios prestados por terceros en S/.18 millones, por el incremento del alquiler de circuitos de acceso y enlaces y del servicio de acceso a la red internacional -enlaces de internet-, así como al incremento de S/.4 millones de los gastos del personal, por el trasvase de personal de Telefónica del Perú y Telefónica Mobile Solutions. Los incrementos antes mencionados fueron compensados por la disminución en S/.13 millones del rubro materiales y suministros, debido a la disminución del coste de venta de proyectos.

El 4T03 mostró una utilidad operativa de S/.8 millones, monto superior en 0,3% a la obtenida en el 4T02, debido al mayor crecimiento de los ingresos en relación al de los gastos. En términos acumulados, se obtuvo una utilidad de S/. 26 millones, un aumento de S/.7 millones respecto a los 12M02, producto, igualmente, del mayor crecimiento de los ingresos en relación al de los gastos.

El EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) del 4T03 alcanzó los S/.14 millones, con un margen de 15,9%. Este resultado significa una variación de 6,4% con respecto a los S/.13 millones obtenidos durante el 4T02. El aumento del EBITDA se origina, principalmente, por la mejora en los ingresos operativos. A nivel acumulado, el EBITDA alcanzó S/.47 millones, un incremento de 17,5% respecto a los S/.40 millones de los 12M02, explicado también por los mayores ingresos operativos.

El resultado no operativo del 4T03 fue una utilidad de S/.1 millón, monto superior al registrado en el 4T02 debido, fundamentalmente, al incremento de los ingresos financieros en S/.1 millón, y al mejor resultado del rubro otros ingresos y gastos neto en S/.1 millón. El resultado fue parcialmente compensado por la pérdida de S/.1 millón originada por la corrección monetaria REI (Resultado por Exposición a la Inflación). A nivel acumulado se aprecia una utilidad de S/.1 millón, monto inferior en 13,5% a la utilidad registrada en los 12M02. La variación negativa es producto de la corrección monetaria -REI negativo durante los 12M03-, la cual sin embargo, se compensa parcialmente con el aumento de S/.2 millones en los ingresos financieros.

Finalmente, la utilidad neta del 4T03 fue de S/.2 millones, una variación negativa de 16,8%, respecto a los S/.3 millones del 4T02, producto de los mayores registros por participación de trabajadores e impuestos. En términos acumulados, en los 12M03 se apreció una utilidad de S/.16 millones, un incremento del 50,9% respecto a los S/.10 millones registrados durante los 12M02, explicado tanto por el aumento de los ingresos operativos, así como por el mejor control de los gastos operativos en estos últimos doce meses.

Balance General Consolidado

Al cierre del 4T03, el activo corriente muestra un aumento de 7,2 % respecto al trimestre anterior, originado principalmente por el aumento de las cuentas por cobrar comerciales a terceros y vinculadas. De igual forma, al cierre del 4T03, el pasivo corriente registra un aumento de 18,5% respecto al 3T03, debido fundamentalmente al aumento en las cuentas por pagar comerciales y otras cuentas por pagar, principalmente por el incremento de obligaciones tributarias. Al cierre del 4T03, el balance presenta una ligera disminución en el nivel de liquidez, pues el ratio corriente pasa de 1,30 veces en el 3T03 a 1,17 veces en este trimestre, producto del mayor incremento en los pasivos corrientes.

Al cierre del 4T03, el ratio de endeudamiento (Deuda / Deuda + Patrimonio) se mantiene en 0,1%, similar al presentado el 3T03. Finalmente, el patrimonio presenta un disminución de 7,9%, alcanzando S/.115 millones, producto del pago de dividendos por S/.12 millones con cargo a las utilidades de los años 2001, 2002 y 2003.

TABLA 1

TELEFONICA EMPRESAS PERU S.A.A.(ANTES TELEFONICA DATA PERU S.A.A.) Y SUBSIDIARIA

ESTADO DE RESULTADOS CONSOLIDADOS AJUSTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2003 (1)

(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	4T02		4T03		Var. Abs. 4T03-4T02	Var. % 4T03-4T02	12M02		12M03		Var. Abs. 12M03-12M02	Var. % 12M03-12M02
		%		%		%		%		%		%
Ingresos Operativos	70 192	100,0	88 138	100,0	17 946	25,6	246 871	100,0	266 250	100,0	19 379	7,8
Telefónica Empresas Perú S.A.A.	65 597	93,5	84 576	96,0	18 979	28,9	228 011	92,4	249 545	93,7	21 534	9,4
Telefónica Servicios Financieros S.A.C.	4 595	6,5	3 562	4,0	(1 033)	(22,5)	18 860	7,6	16 705	6,3	(2 155)	(11,4)
Gastos Operativos	62 556	89,1	80 480	91,3	17 924	28,7	228 279	92,5	240 467	90,3	12 188	5,3
Gastos de Personal	11 581	17,1	13 809	15,7	2 228	19,2	46 079	18,3	50 516	19,0	4 437	9,6
Gastos de Gestión	43 350	61,0	53 049	61,8	9 699	22,4	153 256	61,8	158 604	60,5	5 348	3,5
Tributos	1 762	2,5	1 573	1,8	(189)	(10,7)	5 160	2,1	6 145	2,3	985	19,1
Provisión de cobranza dudosa	(460)	(0,7)	1 705	1,9	2 165	470,7	2 135	0,9	2 917	1,1	782	36,6
Provisión para desvalorización de existencias	-	-	774	0,9	774	-	-	-	774	0,3	774	-
Depreciación y amortización	5 507	7,8	6 330	7,2	823	14,9	21 649	8,8	21 511	8,1	(138)	(0,6)
Otros (ingresos) y gastos operativos, neto	816	1,2	3 240	3,7	2 424	297,1	-	-	-	-	-	-
Resultado Operativo	7 636	10,9	7 658	8,7	22	0,3	18 592	7,5	25 783	9,7	7 191	38,7
EBITDA	13 143	18,7	13 988	15,9	845	6,4	40 241	16,3	47 294	17,8	7 053	17,5
Otros Ingresos (Gastos)						-					-	
Ingresos Financieros	146	0,2	803	0,9	657	450,0	359	0,1	2 146	0,8	1 787	497,8
Gastos Financieros	84	0,1	(8)	(0,0)	(92)	(109,5)	(478)	(0,2)	(28)	(0,0)	450	94,1
Otros Ingresos - Gastos Neto	(438)	(0,6)	688	0,8	1 126	257,1	(329)	(0,1)	(80)	(0,0)	249	75,7
Corrección Monetaria - REI	359	0,5	(715)	(0,8)	(1 074)	(299,2)	1 714	0,7	(943)	(0,4)	(2 657)	(155,0)
Resultado No Operativo	151	0,2	768	0,9	617	408,6	1 266	0,5	1 095	0,4	(171)	(13,5)
Resultado antes de Impuestos y Participac.	7 787	11,1	8 426	9,6	639	8,2	19 858	8,0	26 878	10,1	7 020	35,4
Participación de los Trabajadores	(1 421)	(2,0)	(1 535)	(1,7)	(114)	(8,0)	(2 253)	(0,9)	(2 632)	(1,0)	(379)	(16,8)
Impuestos	(3 790)	(5,4)	(4 749)	(5,4)	(959)	(25,3)	(7 210)	(2,9)	(8 559)	(3,2)	(1 349)	(18,7)
Resultado Neto	2 576	3,7	2 142	2,4	(434)	(16,8)	10 395	4,2	15 687	5,9	5 292	50,9

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI).

TABLA 2

TELEFONICA EMPRESAS PERU S.A.A. (antes TELEFONICA DATA PERU S.A.A.) Y SUBSIDIARIA

BALANCE GENERAL CONSOLIDADO AJUSTADO A SOLES (000) AL 31 DE DICIEMBRE DE 2003[1]

(Fin de Periodo)

ACTIVO

	4T03	3T03	2T03	1T03	4T02
ACTIVO CORRIENTE					
Caja y bancos	74	33	31	26	29
Cuentas por cobrar comerciales, netas	29 039	25 142	31 212	30 902	33 894
Otras cuentas por cobrar, netas	1 534	2 312	2 093	6 732	1 458
Cuentas por cobrar a empresas relacionadas	44 558	41 232	21 301	21 450	15 929
Existencias	3 996	4 159	4 684	5 087	5 335
Gastos pagados por anticipado	325	1 339	1 721	546	939
Total Activo Corriente	79 526	74 217	61 042	64 743	57 584
CUENTAS POR COBRAR A LARGO PLAZO	879	2 351	2 350	2 344	2 465
INVERSIONES PERMANENTES	2	2	2	2	2
INMUEBLES, PLANTA Y EQUIPO	154 250	152 955	147 809	146 111	142 380
Depreciación Acumulada	(57 052)	(51 774)	(47 654)	(43 514)	(39 346)
INMUEBLES, PLANTA Y EQUIPO, NETO	97 198	101 181	100 155	102 597	103 034
Intangibles,neto	9 704	8 627	9 511	10 404	11 378
TOTAL ACTIVOS	187 309	186 378	173 060	180 090	174 463

PASIVO Y PATRIMONIO

	4T03	3T03	2T03	1T03	4T02
PASIVO CORRIENTE					
Cuentas por pagar comerciales	18 296	16 534	15 686	21 350	25 670
Otras cuentas por pagar	28 847	16 057	13 244	11 736	18 463
Provisión para compensación por tiempo de servicio	322	116	178	278	258
Cuentas por pagar a empresas relacionadas	20 349	24 266	18 121	24 403	11 722
Parte Corriente de la Deuda a Largo Plazo	83	93	104	131	122
Total Pasivos Corrientes	67 897	57 066	47 333	57 898	56 235
DEUDA DE LARGO PLAZO	68	90	118	139	88
IMPUESTOS Y PARTICIPACIONES DIFERIDAS	403	2 521	3 209	4 062	4 961
INGRESOS DIFERIDOS	3 978	1 880	2 438	1 908	1 903
PATRIMONIO					
Capital social	25 862	25 862	25 862	25 862	25 862
Capital adicional	71 516	71 516	71 516	71 516	71 516
Reserva legal	2 959	1 390	1 390	1 390	1 390
Resultados acumulados	14 626	26 053	21 194	17 315	12 508
TOTAL PATRIMONIO	114 963	124 821	119 962	116 083	111 276
TOTAL PASIVOS Y PATRIMONIO	187 309	186 378	173 060	180 090	174 463

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI).

GGR-135-A- -2004
Lima, 26 de marzo de 2004

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, **Telefónica Empresas Perú S.A.A.**, en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 107-2002-EF/94.10, hace de su conocimiento que en la fecha su Junta Obligatoria Anual de Accionistas adoptó los siguientes acuerdos que constituyen hechos de importancia:

1. Aprobó la gestión social y los resultados económicos del ejercicio 2003, los mismos que se expresan en la memoria anual y estados financieros auditados individuales y consolidados del ejercicio 2003 -que fueron presentados al Registro Público del Mercado de Valores el 26 de febrero de 2004-.

2. Aprobó que las utilidades netas de Telefónica Empresas Perú S.A.A., -luego de efectuada la deducción de la participación de los trabajadores y de los impuestos de ley correspondientes y de la reserva legal y de descontado el dividendo a cuenta pagado en diciembre de 2003-, se destine a la cuenta de utilidades retenidas para su posterior aplicación, pudiendo aplicarse al pago de dividendos, conforme a la política aprobada por la Junta General de Accionistas del 9 de diciembre de 2003. En igual sentido, facultó al Directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, determine el destino que dará a las utilidades retenidas y fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la Junta General de Accionistas para el ejercicio 2004.

3. Estableció en siete el número de integrantes del Directorio para el presente mandato y designó como directores a quienes se indica a continuación, los que asumirán el cargo al momento de su elección por la presente Junta:

    - Señor Eduardo Antonio Remo Airaldi Quiñones, identificado con DNI N° 08787744, como director titular, y como su respectivo alterno, señor Ricardo Lanfranco Varea, identificado con DNI N° 06536139;

- Señor Eduardo Caride, de nacionalidad argentina, con Pasaporte N° 12093391, como director titular, y como su respectivo alterno, señor Guillermo Emilio Bernardo Checa Gjurinovic, identificado con DNI N° 07886625;

- Doctora Julia María Morales Valentín, identificada con DNI N° 08768750 como directora titular, y como su correspondiente alterno, señor Javier Roldán, de nacionalidad argentina, identificado con Pasaporte N° 12601027;

- Señor Bernardo Quinn, de nacionalidad argentina, identificado con Pasaporte N° 8436068; y como su correspondiente alterno, señor Juan Luis Krüger Sayán, identificado con DNI N° 09337264;

- Señor Javier Nadal Ariño, de nacionalidad española, identificado con carné de extranjería N° N-122870, como director titular, y como su correspondiente alterno, señor Michael Allan Duncan Cary - Barnard, identificado con DNI N° 10803501;

- Señor Juan Revilla Vergara, identificado con DNI N° 08234014, como director titular, y como su respectivo alterno, señor Luis Gygax Zegarra Ballón, identificado con DNI N° 09143349; y,

- Señor Juan Carlos Ros Brugueras, de nacionalidad española, identificado con Pasaporte N° 46115906; y como su correspondiente alterno, doctora Ursula Verónica Barrio de Mendoza Ocampo, identificada con DNI N° 07969446.

De conformidad con la Resolución N° 722-97-EF/94.10, adjunto a la presente se servirán encontrar la actualización de la información en cuanto al Grupo Económico, en razón de la recomposición del Directorio de la Sociedad.

4. Aprobó mantener como retribución de los directores para el ejercicio económico 2004, la fijada en la Junta General de Accionistas del 5 de noviembre de 2001, la misma que se abonará únicamente a los directores que no sean a su vez ejecutivos de cualesquiera de las empresas del Grupo Telefónica.

5. Delegó en el Directorio la designación de auditores externos del ejercicio 2004.

6. Autorizó la emisión bonos hasta por un monto de US $ 25 millones en circulación y de instrumentos de corto plazo hasta por un monto de US $ 15 millones en circulación, las que podrán repartirse en uno o varios tramos, a través de programas a ser ejecutados durante tres años contados a partir del 26 de marzo de 2004. Cabe señalar que la Junta estableció que en ningún momento el principal de la deuda contraída en virtud de la emisión de dichos valores podrá exceder, en conjunto, la suma de US $ 30 millones o su equivalente en moneda nacional.

7. Aprobó el Proyecto de Fusión Simple por Absorción en los términos propuestos por el Directorio de la Sociedad, en virtud del cual Telefónica Empresas Perú S.A.A., con efectividad a partir del 31 de marzo de 2004, absorberá a su filial Telefónica Servicios Financieros S.A.C. y asumirá a título universal y en bloque los derechos, obligaciones y

relaciones jurídicas de ésta. Es importante destacar que, con fecha 25 de marzo de 2004, la Junta Universal de Accionistas de Telefónica Servicios Financieros S.A.C. aprobó el Proyecto de Fusión Simple por Absorción en los mismos términos que Telefónica Empresas Perú S.A.A., por lo que el 31 de marzo de 2004 la personalidad jurídica de la primera se extinguirá sin disolverse y quedará como consecuencia de ello excluida del Grupo Económico Telefónica, lo que hacemos de su conocimiento de conformidad con lo establecido en la Resolución N° 722-97-EF/94.10.

Por último, cumplimos con señalar que las mociones, incluido el proyecto de fusión simple por absorción; la memoria anual del ejercicio 2003; y los estados financieros auditados individuales y consolidados al 31 de diciembre de 2003 –estos últimos incluidos en la memoria anual- fueron presentados al Registro Público del Mercado de Valores el día 26 de febrero de 2004, por lo que no se adjuntan a la presente.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

TELEFÓNICA EMPRESAS PERÚ S.A.A. (ANTES TELEFÓNICA DATA PERÚ S.A.A.)

1. CIIU : 64207

2. R.U.C. : 20500698340

3. Dirección : Jorge Basadre N° 592, piso 7, San Isidro

4. Representante legal : Airaldi Quiñones, Eduardo Antonio Remo

5. Accionistas con 5% o más del capital social :

Telefónica Datacorp, S.A.

6. Directorio (titulares):

Airaldi Quiñones Eduardo	D.N.I. N° 08787744
Caride Eduardo	Pasaporte N° 12093391
Morales Valentín Julia María	D.N.I. N° 08768750
Nadal Ariño, Javier (Presidente)	C.E. N° N-122870
Quinn Bernardo	Pasaporte N° 8436068
Revilla Vergara Juan	D.N.I. N° 08234014
Ros Brugueras Juan Carlos	Pasaporte N° 46115906

7. Gerente General:

Airaldi Quiñones Eduardo Antonio Remo, con D.N.I. N° 08787744

Lima, 27 de julio de 2004

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que en la fecha el Directorio de Telefónica Empresas Perú S.A.A. adoptó los siguientes acuerdos que constituyen hechos de importancia:

- Aprobó los estados financieros individuales de la Sociedad correspondientes al segundo trimestre de 2004 y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.
- Designó a la firma Deloitte & Touche S.R.L. como auditor externo del ejercicio 2004.

Atentamente,
Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

Telefónica Empresas Perú S.A.A.

Estados Financieros
Al 30 de junio de 2004 (no auditados) y al 31 de diciembre de 2003

1. ACTIVIDAD ECONOMICA

Telefónica Empresas Perú S.A.A., en adelante "la Compañía", es una empresa de telecomunicaciones, subsidiaria de Telefónica Datacorp, S.A.U. de España, constituida en Lima el 17 de noviembre de 2000, bajo la denominación de Telefónica Data Perú Holding S.A.A. Por acuerdo de la Junta General de Accionistas de fecha 26 de diciembre de 2000, se modificó su denominación social por la de Telefónica Data Perú S.A.A. y, posteriormente, por acuerdo de la Junta General de Accionistas de fecha 26 de marzo de 2003, se modificó su denominación social por la de Telefónica Empresas Perú S.A.A. La Compañía fue constituida para prestar servicios públicos de telecomunicaciones en general, brindar servicios de portador local y portador de larga distancia nacional e internacional, servicios de asesoría y consultoría en sistemas de información y telecomunicaciones, servicios de desarrollo y explotación de sistemas de información y de telecomunicaciones, servicios de procesamiento automático de datos y desarrollar proyectos que generen valor agregado para las telecomunicaciones. En este sentido, entre enero y junio de 2001, la Compañía recibió de Telefónica del Perú S.A.A. los activos y pasivos relacionados con las actividades de transmisión de datos para empresas.

En Junta Obligatoria Anual de Accionistas realizada el 26 de marzo de 2004 se aprobó el Proyecto de Fusión Simple por Absorción mediante el cual la Compañía absorbe a su Subsidiaria Telefónica Servicios Financieros S.A.C., cuya personalidad jurídica se extingue sin disolverse. En consecuencia, la Compañía asume a título universal y en bloque los derechos, obligaciones y relaciones jurídicas de la Subsidiaria, con efectividad a partir del 31 de marzo de 2004.

Los estados financieros al 31 de diciembre de 2003, que se presentan para fines comparativos, incluyen los saldos consolidados con la Subsidiaria a dicha fecha. A continuación se presentan los principales rubros de los estados financieros auditados individuales de Telefónica Empresas Perú S.A.A. al 31 de diciembre de 2003:

	S/.000
Activo corriente	73,578
Pasivo corriente	69,552
Inmuebles, planta y equipo, neto	96,572
Total de activos	194,200
Total de pasivos	73,719
Patrimonio neto	120,481
Total ingresos operativos	268,344
Utilidad de operación	22,932
Utilidad neta	16,440

El número de empleados de la Compañía al 30 de junio de 2004 y al 31 de diciembre de 2003 es de 414 y 418, respectivamente. La dirección fiscal registrada de la Compañía es Calle Schell 310, Miraflores, Lima, Perú.

Los estados financieros por el año terminado el 31 de diciembre de 2003 fueron aprobados en Junta Obligatoria Anual de Accionistas realizada el 26 de marzo de 2004.

2. CONTRATO DE CONCESION

La Compañía tiene suscritos con el Estado Peruano, representado por el Ministerio de Transportes y Comunicaciones (MTC), dos contratos de concesión para la prestación del servicio público de portador local y larga distancia nacional e internacional. Dichos contratos fueron aprobados mediante Resoluciones Ministeriales Nos. 496-2000-MTC/15.03 y 497-2000-MTC/15.03, respectivamente.

Los contratos establecen que el plazo de las concesiones es de 20 años contados a partir del 8 de enero de 2001, fecha en que se firmaron los contratos. Dichos contratos pueden ser renovados a solicitud de la Compañía hasta por un plazo total de 20 años adicionales.

La Compañía elaboró sus planes de expansión para los cinco primeros años desde la fecha en que se firmaron los contratos. La Gerencia de la Compañía manifiesta que los planes de expansión de los dos primeros años han sido cumplidos ampliamente de acuerdo con lo comprobado por el Organismo Supervisor de Inversión Privada en Telecomunicaciones – OSIPTEL.

En lo que respecta a las tarifas, calidad en el servicio, entre otros; la Compañía se rige por las normas generales aplicables a todos los concesionarios del servicio portador.

3. PRINCIPALES PRINCIPIOS Y PRACTICAS DE CONTABILIDAD

Los principales principios y prácticas de contabilidad utilizados por la Compañía y su Subsidiaria (por el año 2003) se describen a continuación:

(a) Bases de preparación y presentación

Los estados financieros adjuntos se preparan de acuerdo con principios de contabilidad generalmente aceptados en Perú, los cuales comprenden a las Normas Internacionales de Contabilidad (NIC) oficializadas por el Consejo Normativo de Contabilidad (CNC). Al 30 de junio de 2004, el CNC ha oficializado las NIC 1 a la 41, las mismas que a dicha fecha se encuentran vigentes en Perú. En la preparación y presentación de los estados financieros al 30 de junio de 2004 y al 31 de diciembre de 2003, la Compañía ha observado el cumplimiento de las NIC vigentes en Perú que le son aplicables. Según lo dispuso el CNC, la NIC 39, "Instrumentos Financieros" entró en vigencia en 2003 y no tuvo impacto significativo en la situación financiera y los resultados.

(b) Ajuste a moneda constante

Los estados financieros se preparan siguiendo la base contable de costos históricos y se ajustan a moneda constante para reflejar las variaciones en el poder adquisitivo de la moneda peruana, utilizando factores de ajuste derivados del Indice de Precios al por Mayor a Nivel Nacional (IPM). Por el período de seis meses terminado el 30 de junio de 2004 y por el ejercicio 2003, la variación del IPM fue de 4.8 por ciento y 2 por ciento, respectivamente. El ajuste ha sido efectuado de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad, esto es, (a) las partidas no monetarias de los estados financieros han sido ajustadas, (b) las partidas monetarias y las partidas en moneda extranjera no se ajustan porque están expresadas en nuevos soles de poder adquisitivo de la fecha del balance general, (c) el resultado por exposición a la inflación (REI) es incluido en el estado de ganancias y pérdidas, y (d) los estados financieros ajustados del ejercicio 2003 han sido actualizados a nuevos soles de poder adquisitivo del 30 de junio de 2004 para propósito de comparación usando el factor de actualización 1.048.

(c) Uso de estimaciones

La preparación de los estados financieros requiere que la Gerencia realice estimaciones y supuestos para la determinación de saldos de activos, pasivos y montos de ingresos y gastos, y para la revelación de activos y pasivos contingentes a la fecha de los estados financieros. Si más adelante ocurriera algún cambio en las estimaciones o supuestos debido a variaciones en las circunstancias en las que estuvieron basadas, el efecto del cambio, sería incluido en la determinación de la utilidad o pérdida neta del ejercicio en que ocurra el cambio, y de ejercicios futuros, de ser el caso. Las estimaciones significativas relacionadas con los estados financieros son la provisión para cuentas de cobranza dudosa y para desvalorización de existencias, la depreciación de inmuebles, planta y equipo, la amortización de activos intangibles, el impuesto a la renta y

participación de los trabajadores corriente y diferido, la provisión para contingencias y la estimación de los ingresos devengados.

(d) Activos y pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera están expresados en moneda nacional al tipo de cambio de la fecha del balance general. Las ganancias y pérdidas relacionadas con las transacciones en moneda extranjera se registran en el estado de ganancias y pérdidas, en el rubro Resultado por exposición a la inflación.

(e) Instrumentos financieros

Los principales activos y pasivos financieros presentados en el balance general corresponden a caja y bancos, cuentas por cobrar comerciales, cuentas por cobrar a empresas relacionadas y otras cuentas por cobrar y la totalidad de los pasivos, excepto por el impuesto a la renta y la participación de los trabajadores diferido. Las políticas contables sobre el reconocimiento y la valuación de estas partidas se revelan en las respectivas políticas contables descritas en esta nota.

Los instrumentos financieros se clasifican en pasivos o patrimonio de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como pasivo, se registran como gastos o ingresos. Los pagos a los tenedores de los instrumentos financieros registrados como patrimonio se registran directamente en el patrimonio neto. Los instrumentos financieros se compensan cuando la Compañía tiene el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta o de realizar el activo y cancelar el pasivo simultáneamente.

(f) Cuentas por cobrar comerciales

Las cuentas por cobrar comerciales son expresadas a su valor nominal y se presentan en el balance general netas de la provisión para cuenta de cobranza dudosa. Las cuentas por cobrar comerciales incluyen los ingresos estimados por los servicios no facturados a la fecha del balance general, ver párrafo (l) siguiente.

La provisión para cuentas de cobranza dudosa se determina sobre todos los documentos por cobrar que permanezcan impagos por más de 120 días desde la fecha de facturación. La provisión se registra en el rubro gastos generales del estado de ganancias y pérdidas. Adicionalmente, la Gerencia realiza revisiones periódicas de las cuentas por cobrar, provisionando aquellos saldos con antigüedad menor a 120 días, en los casos que se determine que no serán cobrados.

En opinión de la Gerencia, este procedimiento permite estimar razonablemente la provisión para cuentas de cobranza dudosa, según las condiciones del mercado peruano.

(g) Existencias

Las existencias corresponden principalmente a equipos routers y suministros diversos que son vendidos a los clientes de la Compañía y están valuadas al costo o valor neto de reposición, el menor. Los equipos routers y suministros son cargados a los resultados cuando son entregados a los clientes y se presentan en el rubro materiales y suministros del estado de ganancias y pérdidas.

El costo se determina siguiendo el método promedio, excepto en el caso de los materiales y suministros en tránsito, los cuales se presentan al costo específico de adquisición.

La provisión por desvalorización se determina en función a un análisis efectuado sobre la rotación de los equipos routers y suministros que no serán utilizados en las operaciones, y se registra con cargo a los resultados del ejercicio en el cual la Gerencia determina la necesidad de dicha provisión.

(h) Inmuebles, planta y equipo

Los inmuebles, planta y equipo se registran al costo y están presentados netos de la correspondiente depreciación acumulada. Cuando se venden o retiran los activos, se elimina su costo y depreciación y cualquier ganancia o pérdida que resulte de su disposición se incluye en el estado de ganancias y pérdidas.

La depreciación se calcula siguiendo el método de línea recta utilizando las siguientes vidas útiles estimadas:

	Años
Edificios y otras construcciones	33
Planta de transmisión de datos	10, 15 y 20
Equipos	5 y 10
Unidades de transporte	5
Muebles y enseres	10

La Gerencia revisa periódicamente la vida útil y el método de depreciación para asegurar que sean consistentes con el patrón previsto de beneficios económicos de las partidas de inmuebles, planta y equipo.

Las obras en curso representan la planta en construcción y se registran al costo. Esto incluye el costo de planta, equipo y otros costos directos. Las obras en curso no se deprecian hasta que los activos relevantes se terminen y estén operativos.

El mantenimiento y las reparaciones menores son cargados a gastos según se incurren. Las mejoras y renovaciones de importancia, que resultarán en beneficios futuros, son capitalizadas.

(i) Arrendamiento financiero

Los contratos de arrendamiento financiero son contabilizados registrando, al inicio de los contratos, los activos y pasivos en el balance general, por un importe igual al valor razonable de la propiedad arrendada o, si es menor, al valor presente de las cuotas de arrendamiento. Al calcular el valor presente de las cuotas de arrendamiento, sin considerar el seguro, el factor de descuento utilizado es la tasa de interés implícita en el contrato de arrendamiento. Los costos directos iniciales se consideran como parte del activo. Los pagos por arrendamiento se distribuyen entre las cargas financieras y la reducción del pasivo. La carga financiera se distribuye en los períodos que dure el arrendamiento para generar un tipo de interés constante sobre el saldo en deuda del pasivo para cada período.

El arrendamiento financiero genera gastos de depreciación por el activo, así como gastos financieros para cada período contable. La política de depreciación aplicable a los activos arrendados es consistente con la política para los otros activos depreciables.

(j) Intangibles

Los intangibles se registran inicialmente al costo. Un activo se reconoce como intangible si es probable que los beneficios económicos futuros atribuibles que genere fluirán a la Compañía y su costo puede ser medido confiablemente. Después del reconocimiento inicial, los intangibles se miden al costo menos la amortización acumulada y cualquier pérdida acumulada por desvalorización. Los intangibles se amortizan bajo el método de línea recta, sobre la base de vida útil estimada que es de 5 años. El período y el método de amortización se revisan al final de cada año.

(k) Ingresos diferidos

Los ingresos diferidos corresponden a la facturación por adelantado de los bienes y servicios prestados por la Compañía a ciertos clientes para la implementación de proyectos de desarrollo. Tales ingresos y sus correspondientes costos se reconocen en el estado de ganancias y pérdidas en el ejercicio en el que los bienes son entregados y/o los servicios son prestados.

(l) Reconocimiento de ingresos, costos y gastos

Los ingresos por servicios de transmisión de datos y otros son reconocidos en el período en que se brinda el servicio.

Los ingresos por la venta de equipos y piezas son reconocidos, netos de los descuentos, cuando se ha entregado el bien y se han transferido todos sus riesgos y beneficios inherentes.

Los ingresos provenientes de proyectos de desarrollo e implantación se reconocen por el método de avance de obra en la medida que se prestan los servicios; en consecuencia, al cierre de cada período se efectúa una provisión por los proyectos ejecutados y no

facturados. El costo de ventas se reconoce cuando se presta el servicio en forma simultánea al reconocimiento de ingresos.

El costo por los servicios de transmisión de datos y de otros servicios se reconoce cuando se brinda el servicio de manera simultánea al reconocimiento de ingresos. Los otros costos y gastos se reconocen a medida que devengan, independientemente del momento en que se paguen, y se registran en los períodos con los cuales se relacionan.

(m) Compensación por tiempo de servicios

La compensación por tiempo de servicios (CTS) de la Compañía se determina de acuerdo con los dispositivos legales vigentes y se deposita en la institución bancaria elegida por el trabajador.

(n) Impuesto a la renta y participación de los trabajadores

El impuesto a la renta y la participación de los trabajadores son determinados de acuerdo con las disposiciones tributarias y legales aplicables en Perú. La tasa de impuesto a la renta para la Compañía es de 30 por ciento (27 por ciento en el año 2003) y la participación de los trabajadores en el caso de la Compañía es de 10 por ciento. Asimismo, se reconoce el impuesto a la renta y la participación de los trabajadores diferidos siguiendo el método del balance. De acuerdo con dicho método:

- Se reconoce el activo y pasivo diferido relacionado con los efectos tributarios futuros de las diferencias temporales a la tasa en que la Compañía espera liquidar dichos impuestos.

- El activo diferido se reduce, si es necesario, por los importes de beneficios tributarios que, de acuerdo con evidencia disponible, se estima que podrían no ser realizables.

Las diferencias temporales son aquellas surgidas entre la base de reporte financiero y tributario de un activo o pasivo que en un momento futuro serán revertidas, resultando en un ingreso o gasto por impuesto a la renta y participación de los trabajadores.

Las diferencias temporales son gravables o deducibles, cuando el activo relacionado es recuperado o el pasivo relacionado es liquidado. El activo o pasivo diferido por impuesto a la renta y participación de los trabajadores representa el importe de impuesto y participación de los trabajadores a recuperar o pagar en años futuros.

Conforme lo establece la norma contable, el impuesto diferido se determina con base en la tasa de impuesto aplicable a sus utilidades no distribuidas, reconociendo cualquier impuesto adicional por la distribución de dividendos, en la fecha que se reconoce el pasivo por dicho concepto. Al 31 de diciembre de 2003 se ha considerado la nueva tasa del impuesto a la renta de 30 por ciento, que entró en vigencia a partir del año 2004.

(o) Desvalorización de activos

Periódicamente, o bien cuando existen acontecimientos o cambios económicos que indiquen que el valor de un activo pueda no ser recuperable, la Gerencia revisa el valor de sus activos a largo plazo, básicamente los inmuebles, planta y equipo y sus intangibles, para verificar que no exista ningún deterioro en el valor de estos activos. Cuando el valor de un activo en libros excede su valor recuperable, se reconoce una pérdida por desvalorización en el estado de ganancias y pérdidas.

El valor recuperable es el mayor entre el precio de venta neto y su valor en uso. El precio de venta neto es el monto que se puede obtener en la venta de un activo en un mercado libre, mientras que el valor en uso es el valor presente de los flujos futuros estimados del uso continuo de un activo y de su disposición al final de su vida útil. Los importes recuperables se estiman para cada activo o, si no es posible, para cada unidad generadora de efectivo.

La reversión de las pérdidas por desvalorización reconocidas en años anteriores es registrada cuando hay una indicación de que las pérdidas ya no existen o han disminuido. La reversión se registra en el estado de ganancias y pérdidas.

(p) Provisiones

Se reconoce una provisión sólo cuando la Compañía tiene una obligación presente (legal o implícita) como resultado de un evento pasado y es probable que se requieran recursos para cancelar la obligación. Las provisiones se revisan cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general.

Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los gastos que se espera incurrir para cancelarla.

Las contingencias posibles no se reconocen en los estados financieros. Estos se revelan en notas a los estados financieros excepto que la posibilidad de salida de recursos sea remota.

(q) Efectivo

El efectivo presentado en el estado de flujos de efectivo está conformado por el saldo de caja y bancos presentado en el balance general.

(r) Utilidad por acción

La utilidad por acción, básica y diluida, ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general. Las acciones que se puedan emitir o anular por la reexpresión del capital social por el ajuste por inflación de los estados financieros, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones, se ha considerado que esas acciones siempre estuvieron en circulación.

La utilidad por acción diluida corresponde a la utilidad básica por acción, ajustada por los efectos dilutivos de acciones originadas por conversión de bonos o acciones convertibles, entre otros. Al 30 de junio de 2004 y al 31 de diciembre de 2003, la Compañía no tiene instrumentos financieros con efecto dilutivo, por lo que la utilidad básica y diluida por acción son las mismas.

4. TRANSACCIONES EN MONEDA EXTRANJERA

(a) Las operaciones en moneda extranjera se efectúan a las tasas de cambio del mercado libre. Al 30 de junio de 2004, el tipo de cambio promedio ponderado del mercado libre publicado por la Superintendencia de Banca y Seguros para las transacciones en dólares estadounidenses era de S/.3.470 para la compra y S/.3.472 para la venta (S/.3.461 y S/.3.464 al 31 de diciembre de 2003, respectivamente) por US$1.00.

(b) Al 30 de junio de 2004 y al 31 de diciembre de 2003, la Compañía y su Subsidiaria tenían los siguientes activos y pasivos en moneda extranjera, expresados en miles de dólares estadounidenses:

	30.06.04	31.12.03
	US$000	US$000
Activos:		
Caja y bancos	7,472	-
Cuentas por cobrar comerciales, netas	7,635	7,015
Cuentas por cobrar a empresas relacionadas	5,502	5,857
Otras cuentas por cobrar, netas	50	50
Cuentas por cobrar a empresas relacionadas a largo plazo	-	254
Total	20,659	13,176
Pasivos:		
Cuentas por pagar comerciales	2,664	3,416
Tributos, remuneraciones y otras cuentas por pagar	17	197
Cuentas por pagar a la Principal y empresas relacionadas (incluye porción no corriente)	18,649	6,031
Total	21,330	9,644
Posición (pasiva) activa neta	(671)	3,532

Las cuentas por pagar a la Principal y empresas relacionadas corresponden principalmente a cuentas por pagar a Telefónica del Perú S.A.A., las cuales se presentan netas de las cuentas por cobrar en moneda nacional.

(c) En años anteriores la devaluación (revaluación) de la moneda peruana respecto al dólar estadounidense y la inflación (deflación) de acuerdo con el Indice de Precios al por Mayor a Nivel Nacional, publicado por el Instituto Nacional de Estadística e Informática - INEI, han sido como sigue (en porcentajes):

Año	Devaluación (revaluación)	Inflación (deflación)
2000	0.43	3.80
2001	(2.30)	(2.20)
2002	2.00	1.70
2003	(1.45)	2.00
Enero – junio 2004	0.23	4.80

5. CAJA Y BANCOS

(a) A continuación se presenta la composición del rubro:

	30.06.04 S/.000	31.12.03 S/.000
Fondo fijo	13	26
Cuentas corrientes (b)	28,429	51
Total	28,442	77

(b) Al 30 de junio de 2004, la Compañía mantiene sus cuentas corrientes en bancos locales. Dichos fondos son de libre disponibilidad y se encuentran libres de gravamen.

6. CUENTAS POR COBRAR COMERCIALES, NETAS

(a) A continuación se presenta la composición del rubro:

	30.06.04 S/.000	31.12.03 S/.000
Facturas por cobrar	53,440	57,671
Provisión para cuentas de cobranza dudosa	(26,612)	(27,238)
Total	26,828	30,433

Las cuentas por cobrar comerciales están denominadas en dólares estadounidenses y nuevos soles y corresponden, principalmente, a servicios de conectividad básica e internet, por proyectos integrales y otras soluciones avanzadas.

(b) El movimiento de la provisión para cuentas de cobranza dudosa al 30 de junio de 2004 y al 31 de diciembre de 2003:

	30.06.04	31.12.03
	S/.000	S/.000
Saldo inicial	27,238	26,710
Más (menos):		
Provisión del ejercicio, nota 15	2,423	3,207
Recuperos, nota 15	(1,887)	(1,759)
Castigos	-	(2)
Resultado por exposición a la inflación	(1,162)	(918)
Saldo final	26,612	27,238

En opinión de la Gerencia, el saldo de la provisión para cuentas de cobranza dudosa determinada según los criterios indicados en la nota 3 (f), cubre adecuadamente el riesgo estimado de pérdida en las cuentas por cobrar comerciales al 30 de junio de 2004 y al 31 de diciembre de 2003.

7. EXISTENCIAS

A continuación se presenta la composición del rubro:

	30.06.04	31.12.03
	S/.000	S/.000
Mercaderías y suministros diversos	4,976	4,653
Existencias por recibir	504	346
	5,480	4,999
Provisión por desvalorización de existencias	(146)	(811)
Total	5,334	4,188

La Gerencia estima que la provisión registrada es suficiente para cubrir los riesgos de obsolescencia y desvalorización de las existencias al 30 de junio de 2004 y al 31 de diciembre de 2003. Asimismo, la Gerencia estima que el saldo de mercaderías y suministros diversos no excede el valor neto de realización al 30 de junio de 2004 y al 31 de diciembre de 2003.

El costo de los inventarios vendidos por los periodos de seis meses terminados el 30 de junio de 2004 y de 2003 fue de S/.9,260,000 y S/.11,153,000, respectivamente, y se presenta en el rubro costo de ventas del estado de ganancias y pérdidas.

8. INMUEBLES, PLANTA Y EQUIPO, NETO

(a) A continuación se presenta el movimiento del rubro:

	Saldos al 31.12.03 S/.000	Adiciones S/.000	Transferencias a Intangibles S/.000	Transferencias y otros S/.000	Saldos al 30.06.04 S/.000
Costo:					
Edificios y otras construcciones	352	-	-	171	523
Planta de transmisión de datos	72,079	-	-	6,790	78,869
Equipos	65,835	-	-	4,545	70,380
Unidades de transporte	319	475	-	2	796
Muebles y enseres	1,267	-	-	202	1,469
Obras en curso y unidades por recibir	21,803	6,056	(4,590)	(11,092)	12,177
Total	161,655	6,531	(4,590)	618	164,214
Depreciación acumulada:					
Edificios y otras construcciones	25	6	-	-	31
Planta de transmisión de datos	27,522	4,353	-	(7)	31,868
Equipos	31,663	5,878	-	(174)	37,367
Unidades de transporte	88	79	-	-	167
Muebles y enseres	494	64	-	-	558
Total	59,792	10,380	-	(181)	69,991
Valor neto en libros	101,863				94,223

(b) El rubro "Unidades de transporte" incluye activos obtenidos a través de contratos de arrendamiento financiero pendientes de pago y por un valor neto en libros de aproximadamente S/.201,000 al 30 de junio de 2004 (aproximadamente S/.231,000 al 31 de diciembre de 2003).

(c) La Compañía mantiene seguros sobre sus principales activos de acuerdo con políticas establecidas por el Grupo Telefónica. En este sentido, al 30 de junio de 2004, los inmuebles, planta y equipo de la Compañía se encuentran asegurados dentro de las pólizas corporativas adquiridas por Telefónica del Perú S.A.A. En opinión de la Gerencia, las políticas de seguros son consistentes con la práctica internacional en la industria y el riesgo de eventuales pérdidas por siniestros considerados en la póliza de seguros es razonable considerando el tipo de activos que poseen.

(d) Al 30 de junio de 2004 y al 31 de diciembre de 2003, la Gerencia ha determinado que el valor recuperable de sus inmuebles, planta y equipo, es mayor a su valor en libros.

(e) Excepto por los activos mencionados en el párrafo (b), al 30 de junio de 2004, ningún activo de la Compañía está dado en garantía.

(f) Al 30 de junio de 2004, ciertos activos por aproximadamente S/.6,704,000 se encuentran totalmente depreciados (S/.6,373,000 al 31 de diciembre de 2003); sin embargo, estos activos se encuentran en uso.

9. INTANGIBLES, NETO

(a) A continuación se presenta el movimiento del rubro:

	Saldos al 31.12.03 S/.000	Adiciones S/.000	Transferencias de inmuebles, planta y equipo S/.000	Ajustes S/.000	Saldos al 30.06.04 S/.000
Costo:					
Software	20,012	-	4,590	(198)	24,404
Derechos de uso	5,327	-	-	(1)	5,326
Total	25,339	-	4,590	(199)	29,730
Amortización acumulada:					
software	11,561	1,860	-	80	13,501
Derechos de uso	3,608	476	-	20	4,104
Total	15,169	2,336	-	100	17,605
Valor neto en libros	10,170				12,125

(b) Al 30 de junio de 2004, ciertos intangibles por aproximadamente S/.5,873,000 se encuentran totalmente amortizados (S/.5,747,000 al 31 de diciembre de 2003); sin embargo, estos intangibles se encuentran en uso.

10. CUENTAS POR PAGAR COMERCIALES

A continuación se presenta la composición del rubro:

	30.06.04	31.12.03
	S/.000	S/.000
Proveedores nacionales	13,380	14,335
Proveedores del exterior	8,630	4,839
Total	22,010	19,174

Las cuentas por pagar comerciales tienen vencimientos corrientes y no generan intereses.

11. OTRAS CUENTAS POR PAGAR

A continuación se presenta la composición del rubro:

	30.06.04	31.12.03
	S/.000	S/.000
Tributos por pagar	2,324	15,406
Remuneraciones, vacaciones y participaciones por pagar	5,604	7,072
Provisiones diversas	2,176	4,999
Otros	1,597	3,180
Total	11,701	30,657

12. TRANSACCIONES CON EMPRESAS RELACIONADAS

(a) Durante el período de seis meses terminado el 30 de junio de 2004 y el año terminado el 31 de diciembre de 2003, las principales transacciones con empresas relacionadas fueron las siguientes: ingresos por servicios de conectividad básica, servicios de conectividad internet / extranet / intranet, proyectos integrales y otras soluciones avanzadas, comisiones de venta, servicios de circuitos, gastos por arrendamiento de circuitos, comisiones de ventas, servicios de comunicación internacional y servicios generales y de administración.

Como consecuencia de éstas y otras transacciones menores, al 30 de junio de 2004 y al 31 de diciembre de 2003, la Compañía mantenía los siguientes saldos con empresas relacionadas:

	30.06.04	31.12.03
	S/.000	S/.000
Cuentas por cobrar:		
Relacionadas		
Terra Networks Perú S.A.	7,512	5,136
Telefónica Móviles S.A.C.	6,482	5,849
Telefónica Servicios Digitales S.A.C.	4,285	4,670
Telefónica Multimedia S.A.C.	3,847	5,552
Telefónica Centros de Cobro S.A.C.	1,350	2,058
Telefónica Gestión de Servicios Compartidos Perú S.A.C.	484	1,104
Telefónica del Perú S.A.A.	-	23,922
Otras menores	1,976	2,543
Total	25,936	50,834
Provisión de cobranza dudosa	(3,033)	(3,216)
Porción no corriente	-	(921)
Porción corriente	22,903	46,697
Cuentas por pagar:		
Principal:		
Telefónica Datacorp, S.A.U.	2,193	2,771
Relacionadas:		
Telefónica del Perú S.A.A. (b)	28,393	-
Telefónica International Wholesale Services S.L. (TIWS) (c)	4,153	17,791
Otras menores	763	763
Total	35,502	21,325

(b) Las cuentas por pagar a Telefónica del Perú S.A.A. comprenden principalmente facturas y provisiones por servicios de arrendamiento de circuitos, servicios internacionales y otros. Estas cuentas por pagar se presentan netas de las cuentas por cobrar que comprenden principalmente:

- Cobranzas por cuenta de la Compañía.
- Facturación por comisiones de venta.
- Préstamo por S/.35,266,000 correspondiente al acuerdo de línea de crédito suscrito entre la Compañía y Telefónica del Perú S.A.A. en el primer trimestre de 2004, con vencimiento en enero de 2005.

(c) Las cuentas por pagar a Telefónica International Wholesale Services S.L. (TIWS) corresponden al servicio de enlaces de internet y otros honorarios. Cabe indicar que hasta abril de 2003 este servicio era prestado por Telefónica Datacorp, S.A.U.

13. PATRIMONIO NETO

(a) Capital social

Al 30 de junio de 2004 y al 31 de diciembre de 2003 el capital social de la Compañía está representado por 25,518,993 acciones comunes, íntegramente suscritas y pagadas, cuyo valor nominal es de S/.1.00 cada una. La Compañía puede emitir 1,584,131 acciones por reexpresión del capital social por efecto de la inflación acumulada al 30 de junio de 2004.

En Junta General de Accionistas de la Compañía de fecha 9 de diciembre de 2003 se acordó el pago de dividendos por un monto de aproximadamente S/.6,490,000, correspondiente al 50 por ciento de las utilidades netas de los ejercicios 2001 y 2002, luego de deducida la reserva legal, a valores del 30 de setiembre de 2003. Asimismo, se acordó el pago de dividendos provisionales por S/.6,086,000, correspondiente a las utilidades del ejercicio 2003.

La estructura del capital social de la Compañía al 30 de junio de 2004 y al 31 de diciembre de 2003, está compuesta porcentualmente de la siguiente manera:

	30.06.04	31.12.03
	%	%
Telefónica Datacorp, S.A.U.	97.00	97.00
Otros accionistas menores	3.00	3.00
Total	100.00	100.00

(b) Capital adicional

Corresponde al diferencial entre el capital social suscrito y el valor del bloque patrimonial aportado por Telefónica del Perú S.A.A. entre enero y junio de 2001.

(c) Reserva legal

Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiera a una reserva legal hasta que ésta sea igual al 20 por ciento del

capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

Al 31 de diciembre de 2003, la Compañía registró la apropiación de S/.1,644,000 correspondiente a la utilidad del año 2003. La apropiación del año 2003 fue aprobada por la Junta Obligatoria Anual de Accionistas del 26 de marzo de 2004.

14. SITUACION TRIBUTARIA

(a) La Compañía está sujeta al régimen tributario peruano. La tasa del impuesto a la renta es de 30 por ciento sobre la utilidad (27 por ciento en el año 2003). Asimismo, a partir del año 2003, si una empresa decidiese distribuir total o parcialmente sus utilidades, se debe efectuar una retención de 4.1 por ciento sobre el monto distribuido a aquellos accionistas no domiciliados, sean éstos empresas o personas naturales, y a las personas naturales domiciliadas en el país.

(b) De acuerdo con modificaciones a las normas tributarias emitidas por el Gobierno Peruano, a partir del ejercicio 2001, para propósito del impuesto a la renta e impuesto general a las ventas (IGV), la determinación de los precios de transferencia (valor de mercado) de transacciones con empresas relacionadas y con o a través de empresas residentes en territorios de baja o nula imposición y de prestadores de servicios a terceros no vinculados, debe efectuarse observando el principio de libre concurrencia y estar sustentada con documentación e información (un estudio) sobre los métodos de valoración utilizados para la determinación de los precios de transferencia, con indicación de los criterios y elementos objetivos considerados para dicha determinación. En opinión de la Gerencia de la Compañía, a la fecha del balance general no existirían pasivos de importancia en relación con los precios de transferencia para propósito del impuesto a la renta e impuesto general a las ventas.

(c) Las autoridades tributarias tienen la facultad de revisar y, de ser aplicable, corregir el impuesto a la renta y el impuesto general a las ventas calculados por la Compañía en los cuatro años posteriores a la presentación de la declaración de impuestos. Las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas de la Compañía por los años 2000 a 2003 y el período de seis meses terminado el 30 de junio de 2004, están sujetas a fiscalización por parte de la Administración Tributaria. Para el caso de Telefónica Servicios Internet del Perú S.A.C., empresa absorbida por fusión por la Compañía en el ejercicio 2001, las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas de los ejercicios gravables 1999 a 2001, están sujetos a fiscalización. Asimismo, las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas de Telefónica Servicios Financieros S.A.C. (ver nota 1), de los años 1999 a 2003 y del período de tres meses terminado el 31 de marzo de 2004, están sujetas a fiscalización por parte de la Administración Tributaria. Debido a las posibles interpretaciones que las autoridades tributarias pueden dar a las normas legales vigentes, no es posible determinar a la fecha, si de las

revisiones que se realicen resultarán o no pasivos para la Compañía. Sin embargo, en opinión de la Gerencia y de sus asesores legales, cualquier eventual liquidación adicional de impuestos no sería significativa para los estados financieros al 30 de junio de 2004 y al 31 de diciembre de 2003.

(d) De acuerdo con la Ley de Telecomunicaciones, Decreto Supremo 013-93-TCC y su Reglamento, los concesionarios del servicio telefónico deben abonar los siguientes derechos y tasas, cuya base de cálculo está compuesta por los ingresos facturados y percibidos anualmente por concepto de los diferentes servicios de telecomunicaciones en el caso de la tasa indicada en el acápite (d.1), por los servicios sujetos a concesión y/o autorización en el caso de la tasa indicada en el acápite (d.2), y sólo por los conceptos de los servicios portadores y finales de telefonía en el caso de la tasa indicada en el acápite (d.3):

Concepto	Beneficiario	%
(d.1) Aportes por servicios de supervisión	OSIPTEL	0.5
(d.2) Tasa de explotación comercial del servicio	MTC	0.5
(d.3) Derecho especial destinado al Fondo de Inversión en Telecomunicaciones (FITEL)	OSIPTEL	1.0

Asimismo, los citados dispositivos han creado un canon anual por uso del espectro radioeléctrico, el mismo que se determina aplicando diferentes porcentajes a la UIT (Unidad Impositiva Tributaria) vigente al inicio del año según el tipo de servicio brindado por el concesionario.

El importe registrado como gasto por la Compañía por estos conceptos asciende aproximadamente a S/.3,051,000 y S/.2,712,000 por los períodos de seis meses terminados el 30 de junio de 2004 y de 2003, respectivamente, y están incluidos en el rubro gastos generales del estado de ganancias y pérdidas, ver nota 15 (a).

15. GASTOS GENERALES

(a) A continuación se presenta la composición del rubro:

	30.06.04	30.06.03
	S/.000	S/.000
Servicios prestados por terceros (b)	68,958	57,089
Tributos (c)	2,307	2,027
Provisión para cuentas de cobranza dudosa (d)	536	2,199
Cargas diversas de gestión	1,018	979
Total	72,819	62,294

(b) Corresponde a los servicios que recibe la Compañía principalmente por concepto de alquileres, honorarios, mantenimiento y otros. Estos gastos se presentan netos de recuperos de provisiones de años anteriores.

(c) Los tributos correspondientes a los períodos de seis meses terminados el 30 de junio de 2004 y de 2003 se presentan neto de recuperos ascendentes a S/.1,565,000 y S/.1,110,000, respectivamente.

(d) La provisión para cuentas de cobranza dudosa correspondiente a los períodos de seis meses terminados el 30 de junio de 2004 y de 2003 se presenta neto de recuperos ascendentes a S/.1,887,000 y S/.1,326,000, respectivamente.

16. GASTOS DE PERSONAL

A continuación se presenta la composición del rubro:

	30.06.04	30.06.03
	S/.000	S/.000
Remuneraciones	21,179	19,447
Seguridad y previsión social	1,928	1,850
Compensación por tiempo de servicios	1,894	1,627
Otros gastos de personal	2,161	1,579
Total	27,162	24,503

El número promedio de empleados al 30 de junio de 2004 y al 31 de diciembre de 2003 fue de 414 y 418, respectivamente.

17. IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

(a) A continuación se presenta el detalle del impuesto a la renta y participación de los trabajadores que se presentan en el estado de ganancias y pérdidas:

	30.06.04	30.06.03
	S/.000	S/.000
Participación de los trabajadores:		
Corriente	973	1,222
Diferida	405	(440)
Ajuste de participación de años anteriores	84	(348)
Total	1,462	434
Impuesto a la renta:		
Corriente	2,626	4,145
Diferido	38	(1,366)
Ajuste de impuesto a la renta de años anteriores	351	176
Total	3,015	2,955

(b) Los componentes del pasivo neto por impuesto a la renta y participación de los trabajadores diferido son los siguientes:

	Al 1° de enero de 2003	(Cargo) Abono al Estado de Ganancias y Pérdidas	Ajuste por cambio de Tasa	Resultado por Exposición a la Inflación	Al 31 de diciembre de 2003	(Cargo) Abono al Estado de Ganancias y Pérdidas	Resultado por Exposición a la Inflación	Al 30 de junio de 2004
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Activo diferido:								
Provisión de vacaciones	955	182	88	(19)	1,206	(87)	(54)	1,065
Provisión cumplimiento de objetivos	156	110	21	-	287	(125)	(13)	149
Provisión incentivo de ventas	134	(114)	2	-	22	38	(1)	59
Provisiones varios proveedores	-	235	-	-	235	(17)	(11)	207
Provisión para desvalorización de existencias	-	278	22	-	300	(286)	(14)	-
Otros	521	(548)	17	10	-	-	-	-
Total	1,766	143	150	(9)	2,050	(477)	(93)	1,480
Pasivo diferido:								
Capitalización de gastos de personal por construcción de planta, neto	(3,343)	3,422	11	68	158	607	(7)	758
Intangibles, neto	(3,622)	1,198	(240)	34	(2,630)	(573)	136	(3,067)
Total	(6,965)	4,620	(229)	102	(2,472)	34	129	(2,309)
Pasivo diferido, neto	(5,199)	4,763	(79)	93	(422)	(443)	36	(829)

18. UTILIDAD POR ACCION

La utilidad por acción básica y diluida es calculada dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones ordinarias en circulación a la fecha del balance general.

	Acciones en Circulación	Promedio Ponderado de Acciones
Saldo al 31 de diciembre de 2003	25,518,993	25,518,993
Saldo al 30 de junio de 2004	25,518,993	25,518,993

El cálculo de la utilidad por acción al 30 de junio de 2004 y de 2003 se presenta a continuación:

	Al 30 de junio de 2004			Al 30 de junio de 2003		
	Utilidad (Numerador) S/.(000)	Número de Acciones (Denominador)	Utilidad por Acción S/.	Utilidad (Numerador) S/.(000)	Número de Acciones (Denominador)	Utilidad por Acción S/.
Utilidad por acción, básica y diluida	4,749	25,518,993	0.186	9,097	25,518,993	0.356

Telefónica Empresas Perú S.A.A
Al 30 de junio 2004

GASTOS DE ADMINISTRACIÓN

Casillero: 2D0301

	Nota	30.06.04 S/.000	30.06.03 S/.000
Gastos Generales	15	72,819	62,294
Gastos de Personal	16	27,162	24,503
Depreciación de Inmuebles, planta y equipo	8	10,380	8,696
Amortización de Intangibles	9	2,336	1,956
Total		**112,697**	**97,449**